Filed by LINKBANCORP, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

LINKBANCORP Inc.

Investor Presentation

May 17, 2021

Positively Impacting Lives

Important Information Forward-Looking Statements -- This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about LINKBANCORP (together with its bank subsidiary unless the context otherwise requires, “LINK”) involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding LINK’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to LINK, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of LINK and GNB Financial Services, Inc. (“GNB Financial”) may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of LINK or GNB Financial may fail to approve the merger; (6) changes to interest rates; (7) the ability to control costs and expenses; (8) general economic conditions; (9) adverse developments in borrower industries and, in particular, declines in real estate values; (10) LINK’s ability to maintain compliance with federal and state laws that regulate its business and capital levels; (11) LINK’s ability to raise capital as needed by its business; (12) the duration and scope of the coronavirus disease 2019 (“COVID-19”) pandemic and its impact on levels of consumer confidence; (13) actions governments, businesses and individuals take in response to the COVID-19 pandemic; (14) the impact of the COVID-19 pandemic and actions taken in response to the pandemic on global and regional economies and economic activity, and (15) the pace of recovery when the COVID-19 pandemic subsides. LINK does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward- looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements. Additional Information and Where to Find it -- In connection with the proposed transaction, LINK has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of LINK and GNB Financial that also constitutes a prospectus of LINK. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about LINK and GNB, at the SEC’s website at www.sec.gov. Copies of the documents filed by LINK with the SEC will be available free of charge on LINK’s website at ir.linkbancorp.com or by directing a request to LINKBANCORP, Inc., 3045 Market Street, Camp Hill, PA 17011, attention: Secretary. Participants in Solicitation -- LINK and GNB Financial and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and officers of LINK and GNB Financial and their ownership of LINK and GNB Financial common stock, and the interests of such potential participants will be included in the joint proxy 2 statement/prospectus if and when it becomes available.Important Information Forward-Looking Statements -- This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about LINKBANCORP (together with its bank subsidiary unless the context otherwise requires, “LINK”) involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding LINK’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to LINK, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of LINK and GNB Financial Services, Inc. (“GNB Financial”) may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of LINK or GNB Financial may fail to approve the merger; (6) changes to interest rates; (7) the ability to control costs and expenses; (8) general economic conditions; (9) adverse developments in borrower industries and, in particular, declines in real estate values; (10) LINK’s ability to maintain compliance with federal and state laws that regulate its business and capital levels; (11) LINK’s ability to raise capital as needed by its business; (12) the duration and scope of the coronavirus disease 2019 (“COVID-19”) pandemic and its impact on levels of consumer confidence; (13) actions governments, businesses and individuals take in response to the COVID-19 pandemic; (14) the impact of the COVID-19 pandemic and actions taken in response to the pandemic on global and regional economies and economic activity, and (15) the pace of recovery when the COVID-19 pandemic subsides. LINK does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward- looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements. Additional Information and Where to Find it -- In connection with the proposed transaction, LINK has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of LINK and GNB Financial that also constitutes a prospectus of LINK. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about LINK and GNB, at the SEC’s website at www.sec.gov. Copies of the documents filed by LINK with the SEC will be available free of charge on LINK’s website at ir.linkbancorp.com or by directing a request to LINKBANCORP, Inc., 3045 Market Street, Camp Hill, PA 17011, attention: Secretary. Participants in Solicitation -- LINK and GNB Financial and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and officers of LINK and GNB Financial and their ownership of LINK and GNB Financial common stock, and the interests of such potential participants will be included in the joint proxy 2 statement/prospectus if and when it becomes available.

Company Profile 1 1 1 Tangible book value per share is considered to be a Non-GAAP measure. See the reconciliation of GAAP to Non-GAAP measures in the appendix to this presentation. 1Company Profile 1 1 1 Tangible book value per share is considered to be a Non-GAAP measure. See the reconciliation of GAAP to Non-GAAP measures in the appendix to this presentation. 1

Why LINKBANCORP? 4Why LINKBANCORP? 4

OUR MISSION POSITIVELY IMPACT LIVES OUR VALUES 5OUR MISSION POSITIVELY IMPACT LIVES OUR VALUES 5

Our Board of Directors 6Our Board of Directors 6

Our Management Team



Andrew Samuel
Chairman
Chief Executive Officer
33 years in-market experience



Brent Smith
President, *LINKBANK*
15 years in-market experience



Carl Lundblad
President, *LINKBANCORP*
Chief Risk Officer
25 years in-market experience



Melissa Hoffman
Operations
37 years in-market experience



Kris Paul
Finance
18 years in-market experience



Tiffanie Horton
Credit
17 years in-market experience

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Positioned for Growth



Schuylkill Haven
Allentown
Maxatawny
Emmaus
Fort Indiantown Gap Military Reservation
New Bloomfield
Quakerto
Lebanon
Reading
Colonial Park
Palmyra
Cocalico
Robeson Crossing
Harrisburg
Pottstown
Carlisle
Middletown
Ephrata
Elizabethtown
Lititz
East Earl
Norristo
Lancaster
Columbia
Willow Street
Coatesville
Marple
York
West Chester
Drexel Hill
New Providence
Red Lion
Chester
Gettysburg
Hanover
New Garden

- Focus on stable markets with strong demographics covered by minimal branching strategy
- Organic loan growth centered along the I-81, I-83 and I-76 corridors

● Current LINKBANK Solution Center Locations

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Market Demographics

County	Deposits ($ 000)	Median Household Income ($)	Population (actual)	Households (actual)	Unemployment Rate (%) **	Population Change (%) 2010-2021	Projected Population Change (%) 2021-2026	Projected HH Income Change (%) 2021-2026
Chester	17,076,964	106,431	528,806	193,940	4.2	6.00	1.86	9.21
Cumberland	8,906,268	75,275	256,308	104,098	4.5	8.88	2.70	10.19
Dauphin	8,286,869	65,792	280,026	116,167	6.1	4.45	1.54	8.36
Lancaster	14,102,995	72,498	549,185	206,420	4.7	5.73	1.72	12.81
LINKBANK *	48,373,096	79,999	1,614,325	620,625	4.9	6.10	1.89	10.08
Pennsylvania	492,968,532	65,958	12,804,019	5,105,423	6.4	0.80	0.24	8.41

* Represents the counties compromising LINKBANK's current primary market areas
** Unemployment data is as of December 2020

Source: S&P Global Market Intelligence demographic data provided by Claritas based primarily on US Census data.

9

Key Accomplishments December 2020 – Achieved $400 million in assets September-October 2020 - Issued $20 million January 2019 - in sub debt and Completed initial $5 million in common private placement, equity (at $12 per share) April – July 2020 - raising $45.5 million in originated over 500 common equity PPP loans for $86 million October 2019 – Achieved $200 million in assets December 10, 2020 - Announced strategic partnership with GNB May/June 2019 – Financial Services, opened Client Inc/The Gratz Bank Solution Centers in Camp Hill and Lancaster October 2018 – Purchased charter with $50 million in assets and initial office in West Chester 10Key Accomplishments December 2020 – Achieved $400 million in assets September-October 2020 - Issued $20 million January 2019 - in sub debt and Completed initial $5 million in common private placement, equity (at $12 per share) April – July 2020 - raising $45.5 million in originated over 500 common equity PPP loans for $86 million October 2019 – Achieved $200 million in assets December 10, 2020 - Announced strategic partnership with GNB May/June 2019 – Financial Services, opened Client Inc/The Gratz Bank Solution Centers in Camp Hill and Lancaster October 2018 – Purchased charter with $50 million in assets and initial office in West Chester 10

Our Community Banking Strategy 11Our Community Banking Strategy 11

Building Franchise Value Strategic Acquisitions Organic Growth Team Strategic Partnerships Lift Outs 12Building Franchise Value Strategic Acquisitions Organic Growth Team Strategic Partnerships Lift Outs 12

Recent Developments Q1 2021 Highlights ❑ Net income of $2.8 million was positively impacted by income tax benefit of approximately $3.0 million, offset by merger expenses of $431,000. • Tax benefit represented reversal of deferred tax asset (DTA) valuation allowance • Tangible book value per share increased to $8.40 as of March 31, 2021, a 15.6% increase from March 31, 2020. ❑ Strong balance sheet growth, with core loan growth (non-PPP) 29.4% annualized and deposit growth 83.7% annualized (excluding $25.0 million in short-term brokered deposits that matured January 2021). • Growth strategy supported by robust risk management program, including two-tiered loan committee system and Management Enterprise Risk Committee, with oversight by Board Enterprise Risk Management Committee ❑ In the 3 months ended March 31, 2021, LINKBANK provided an additional $53 million in PPP loans to nearly 400 customers; Since March 31, 2020, LINKBANK originated a total of 916 PPP loans for $139 million. ❑ As of March 31, 2021, we had 9 loan relationships, totaling $23 million, on COVID-19 related deferment, compared to approximately 60 relationships totaling $53.7 million at June 30, 2020. 13Recent Developments Q1 2021 Highlights ❑ Net income of $2.8 million was positively impacted by income tax benefit of approximately $3.0 million, offset by merger expenses of $431,000. • Tax benefit represented reversal of deferred tax asset (DTA) valuation allowance • Tangible book value per share increased to $8.40 as of March 31, 2021, a 15.6% increase from March 31, 2020. ❑ Strong balance sheet growth, with core loan growth (non-PPP) 29.4% annualized and deposit growth 83.7% annualized (excluding $25.0 million in short-term brokered deposits that matured January 2021). • Growth strategy supported by robust risk management program, including two-tiered loan committee system and Management Enterprise Risk Committee, with oversight by Board Enterprise Risk Management Committee ❑ In the 3 months ended March 31, 2021, LINKBANK provided an additional $53 million in PPP loans to nearly 400 customers; Since March 31, 2020, LINKBANK originated a total of 916 PPP loans for $139 million. ❑ As of March 31, 2021, we had 9 loan relationships, totaling $23 million, on COVID-19 related deferment, compared to approximately 60 relationships totaling $53.7 million at June 30, 2020. 13

Recent Developments

Q1 2021 Unaudited Selected Financial Results

	March 31, 2021	December 31, 2020	March 31, 2020
Selected Balance Sheet Totals	(Dollars in thousands, expect per share data)		
Loans	$ 389,021	$ 327,391	$ 193,953
Assets	421,062	424,106	247,478
Deposits	312,085	283,054	202,247
Shareholders' Equity	43,081	40,334	34,373
Book Value Per Share	$ 8.67	$ 8.12	$ 7.56
Tangible Book Value Per Share[1]	$ 8.40	$ 7.84	$ 7.26

	For the Quarters Ended		
	March 31, 2021	December 31, 2020	March 31, 2020
Selected Operations Data	(Dollars in thousands)		
Net Income (Loss) (GAAP)	$ 2,765	$ 56	$ (2,597)
Adjusted Net Income (Loss) (Non-GAAP)[1]	397	335	(647)
Interest Rate Spread	3.13%	2.58%	2.10%
Net Interest Margin	3.20%	2.66%	2.37%

[1] Tangible Book Value Per Share and Adjusted Net Income are each considered to be Non-GAAP measures. Adjusted Net Income is calculated by excluding provision expense, tax expense/benefit and merger related expenses from net income. See the reconciliation of GAAP to Non-GAAP measures in the appendix to this presentation.

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Loan Growth ($000) $450,000 $400,000 $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Total Loans $33,803 $48,341 $77,232 $109,436 $168,482 $193,953 $289,687 $324,511 $327,392 $389,021 * CAGR calculation excludes $82 million in PPP loan balances at March 31, 2021. 15Loan Growth ($000) $450,000 $400,000 $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Total Loans $33,803 $48,341 $77,232 $109,436 $168,482 $193,953 $289,687 $324,511 $327,392 $389,021 * CAGR calculation excludes $82 million in PPP loan balances at March 31, 2021. 15

Loan Composition At March 31, 2021, total loans equaled $389.0 million C&I 17.44% • Non-performing loans are 0.13% of total loans CRE • Allowance for Loan Losses is 1.43% of 46.40% PPP total loans (excluding PPP loans) 20.82% 1-4 Family 14.71% Consumer 16 0.63%Loan Composition At March 31, 2021, total loans equaled $389.0 million C&I 17.44% • Non-performing loans are 0.13% of total loans CRE • Allowance for Loan Losses is 1.43% of 46.40% PPP total loans (excluding PPP loans) 20.82% 1-4 Family 14.71% Consumer 16 0.63%

Deposit Growth ($000) $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Total Deposits $47,458 $53,404 $76,375 $155,644 $188,673 $202,247 $216,784 $249,102 $283,054 $312,085 17Deposit Growth ($000) $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Total Deposits $47,458 $53,404 $76,375 $155,644 $188,673 $202,247 $216,784 $249,102 $283,054 $312,085 17

Deposit Composition At March 31, 2021, total deposits equaled $312.1 million Demand, Time Deposits, Noninterest <$250,000 18.24% 22.39% • Total cost of deposits equaled 51 Demand, Interest basis points at 3/31/2021 6.75% Time Deposits • For Q1 2021, cost of deposits $250,00 and over declined 144 basis points compared 14.89% to Q1 2020 MMA and Savings 37.73% 18Deposit Composition At March 31, 2021, total deposits equaled $312.1 million Demand, Time Deposits, Noninterest <$250,000 18.24% 22.39% • Total cost of deposits equaled 51 Demand, Interest basis points at 3/31/2021 6.75% Time Deposits • For Q1 2021, cost of deposits $250,00 and over declined 144 basis points compared 14.89% to Q1 2020 MMA and Savings 37.73% 18

1 Adjusted Net Income($000) $4,000 $3,000 $2,000 $1,000 $0 ($1,000) ($2,000) ($3,000) ($4,000) ($5,000) 2018 2019 2020 Q1 2021 (YTD) Adjusted Net Income (Loss) ($2,535) ($4,471) $825 $397 1 Adjusted net income is considered to be a Non-GAAP measure that we calculate by excluding provision expense, tax expense/benefit and merger related expenses from net income. 19 See the reconciliation of GAAP net income to Non-GAAP measures in the appendix to this presentation.1 Adjusted Net Income($000) $4,000 $3,000 $2,000 $1,000 $0 ($1,000) ($2,000) ($3,000) ($4,000) ($5,000) 2018 2019 2020 Q1 2021 (YTD) Adjusted Net Income (Loss) ($2,535) ($4,471) $825 $397 1 Adjusted net income is considered to be a Non-GAAP measure that we calculate by excluding provision expense, tax expense/benefit and merger related expenses from net income. 19 See the reconciliation of GAAP net income to Non-GAAP measures in the appendix to this presentation.

Book Value Per Share $10.00 $9.31 $9.00 $8.67 $8.12 $8.11 $7.76 $8.00 $7.68 $7.56 $7.00 $6.00 $5.00 $4.00 $3.00 $2.00 1 $1.00 $- 2018 2019 Q1 2020 (YTD) Q2 2020 (YTD) Q3 2020 (YTD) Q4 2020 (YTD) Q1 2021 (YTD) 20Book Value Per Share $10.00 $9.31 $9.00 $8.67 $8.12 $8.11 $7.76 $8.00 $7.68 $7.56 $7.00 $6.00 $5.00 $4.00 $3.00 $2.00 1 $1.00 $- 2018 2019 Q1 2020 (YTD) Q2 2020 (YTD) Q3 2020 (YTD) Q4 2020 (YTD) Q1 2021 (YTD) 20

1 Tangible Book Value Per Share $10.00 $8.93 $9.00 $8.40 $7.84 $7.80 $8.00 $7.46 $7.37 $7.26 $7.00 $6.00 $5.00 $4.00 $3.00 $2.00 $1.00 $- 2018 2019 Q1 2020 (YTD) Q2 2020 (YTD) Q3 2020 (YTD) Q4 2020 (YTD) Q1 2021 (YTD) 1 Tangible book value per share is considered to be a Non-GAAP measure. See the reconciliation of GAAP net income to Non-GAAP measures in the appendix to this presentation. 211 Tangible Book Value Per Share $10.00 $8.93 $9.00 $8.40 $7.84 $7.80 $8.00 $7.46 $7.37 $7.26 $7.00 $6.00 $5.00 $4.00 $3.00 $2.00 $1.00 $- 2018 2019 Q1 2020 (YTD) Q2 2020 (YTD) Q3 2020 (YTD) Q4 2020 (YTD) Q1 2021 (YTD) 1 Tangible book value per share is considered to be a Non-GAAP measure. See the reconciliation of GAAP net income to Non-GAAP measures in the appendix to this presentation. 21

Strategic Partnership with GNB Financial Service, Inc. and The Gratz Bank 22Strategic Partnership with GNB Financial Service, Inc. and The Gratz Bank 22

Transaction Summary

Parties to Merger	LINKBANCORP, Inc. ("LNKB")/LINKBANK and GNB Financial Services, Inc. ("GNBF") and The Gratz Bank
Surviving Parent	LINKBANCORP, Inc
Surviving Bank	The Gratz Bank (also operating as LINKBANK, a division of The Gratz Bank)
Consideration	$87.68 or 7.3064 shares of LNKB Common Stock (based on $12 per share value) for each share of GNB Common Stock; 80% stock/20% cash
Transaction Value	$62.6 million (based on LNKB price 12/7/2020)
Management	The existing LINKBANK executives will maintain their current roles, joined by Wesley Weymers, CEO of GNB, as Executive Chairman of The Gratz Bank, to comprise the executive management team
Board	Boards will be comprised of 16 directors, split evenly between the two institutions. LNKB Board will be chaired by current GNB Chairman, Joseph C. Michetti, Jr.
Termination Fee	$2.6 million
Expected Closing	3rd quarter 2021

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1 1 Financial Highlights as of and for the quarter ended 3/31/2021 (unaudited) Balance Sheet ($000s) LNKB GNBF Combined Assets $339,550 $443,753 $783,303 Loans $307,508 $235,888 $543,396 Deposits $312,085 $388,760 $700,845 1 LNKB Assets & Loans are Net of $82 million in PPP loans. Combined information excludes purchase accounting adjustments 2 Ratios LNKB GNBF Net Interest Margin 3.20% 3.17% 2 Return on Avg Assets 2.79% 1.03% Total Risk Based Capital (Bank-level) 15.25% 14.74% 2 Includes impact of reversal of DTA valuation allowance The Gratz Bank LINKBANK 241 1 Financial Highlights as of and for the quarter ended 3/31/2021 (unaudited) Balance Sheet ($000s) LNKB GNBF Combined Assets $339,550 $443,753 $783,303 Loans $307,508 $235,888 $543,396 Deposits $312,085 $388,760 $700,845 1 LNKB Assets & Loans are Net of $82 million in PPP loans. Combined information excludes purchase accounting adjustments 2 Ratios LNKB GNBF Net Interest Margin 3.20% 3.17% 2 Return on Avg Assets 2.79% 1.03% Total Risk Based Capital (Bank-level) 15.25% 14.74% 2 Includes impact of reversal of DTA valuation allowance The Gratz Bank LINKBANK 24

Combined Deposit Composition

as of 3/31/2021

LNKB


Non-Interest Demand Bearing 18.24%
Time 37.28%
Interest Bearing Demand 44.49%

GNBF


Non-Interest Bearing Demand 19.97%
Time 18.66%
Interest Bearing Demand 61.37%

COMBINED[1]


Non-Interest Bearing Demand 19.20%
Time 26.95%
Interest Bearing Demand 53.85%

LNKB Q1 2021 Cost of Deposits: 0.57%

GNBF Q1 2021 Cost of Deposits: 0.53%

Combined Bank 2021 Cost of Deposits: 0.54%

Combined Loan / Deposit Ratio: 77.9%

[1]LNKB Assets & Loans are Net of $82 million in PPP loans. Combined information excludes purchase accounting adjustments

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Combined Loan Composition as of 3/31/2021 1 LNKB COMBINED GNBF C&I CRE C&I 13.36% 19.25% 18.28% C&I Consumer & 22.03% Other CRE 4.00% 41.60% CRE 1-4 Family 58.60% 18.58% 1-4 Family 1-4 Family 37.94% 63.39% Consumer Consumer & Other 0.79% 2.18% GNBF Q1 2021 Yield on Loans: 4.53% LNKB Q1 2021 Yield on Loans: 4.25% Combined Bank Yield on Loans: 4.38% 1 LNKB Assets & Loans are Net of $82 million in PPP loans. Combined information excludes purchase accounting adjustments 26Combined Loan Composition as of 3/31/2021 1 LNKB COMBINED GNBF C&I CRE C&I 13.36% 19.25% 18.28% C&I Consumer & 22.03% Other CRE 4.00% 41.60% CRE 1-4 Family 58.60% 18.58% 1-4 Family 1-4 Family 37.94% 63.39% Consumer Consumer & Other 0.79% 2.18% GNBF Q1 2021 Yield on Loans: 4.53% LNKB Q1 2021 Yield on Loans: 4.25% Combined Bank Yield on Loans: 4.38% 1 LNKB Assets & Loans are Net of $82 million in PPP loans. Combined information excludes purchase accounting adjustments 26

Transaction Structure 1 and Modeling Assumptions ❑ LNKB will be the surviving holding company; The Gratz Bank will be the surviving bank ❑ GNBF expected to be the accounting acquirer, requiring reverse merger accounting ❑ Assumed cost savings of 25% of GNBF’s expense base ❑ Merger costs estimated at approximately 7% of transaction value ❑ Purchase accounting loan mark of approximately 2% of LNKB gross loan portfolio ❑ Expected earnings accretion supports commitment to maintain an annual dividend of $0.30 per LNKB share, subject to applicable regulatory guidance ❑ LNKB expected recognition of estimated $3 million deferred tax asset (DTA) valuation allowance ❑ Pro forma capital ratios remain “well capitalized” 1 Reflects summary of preliminary assumptions utilized by management for initial merger modeling. Detailed unaudited pro forma financial information, including purchase accounting assumptions, as well as certain prospective financial information disclosed by the parties, is included in the registration statement on Form S-4 filed with the SEC. 27Transaction Structure 1 and Modeling Assumptions ❑ LNKB will be the surviving holding company; The Gratz Bank will be the surviving bank ❑ GNBF expected to be the accounting acquirer, requiring reverse merger accounting ❑ Assumed cost savings of 25% of GNBF’s expense base ❑ Merger costs estimated at approximately 7% of transaction value ❑ Purchase accounting loan mark of approximately 2% of LNKB gross loan portfolio ❑ Expected earnings accretion supports commitment to maintain an annual dividend of $0.30 per LNKB share, subject to applicable regulatory guidance ❑ LNKB expected recognition of estimated $3 million deferred tax asset (DTA) valuation allowance ❑ Pro forma capital ratios remain “well capitalized” 1 Reflects summary of preliminary assumptions utilized by management for initial merger modeling. Detailed unaudited pro forma financial information, including purchase accounting assumptions, as well as certain prospective financial information disclosed by the parties, is included in the registration statement on Form S-4 filed with the SEC. 27

Strategic Rationale 28Strategic Rationale 28

QUESTIONS Thank you! 29QUESTIONS Thank you! 29

Non-GAAP Reconciliation This presentation contains financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including tangible book value, pre-provision net (loss) income and allowance for loan losses as a percentage of total loans excluding federally guaranteed loans. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance and believes that presentation of these measures provides useful supplemental information to investors. These non-GAAP disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Adjusted net incom e (loss) non-GAAP reconciliation: (unaudited, dollars in thousands) Three Months Ended Three Months Ended Three Months Ended Year Ended Year Ended Year Ended March 31, 2021 Decem ber 31, 2020 March 31, 2020 Decem ber 31, 2020 Decem ber 31, 2019 Decem ber 31, 2018 Net (loss) incom e before taxes (GAAP) $ (241) $ 56 $ (2,596) $ (1,764) $ (6,076) $ (2,535) Adjustm ents: Merger expenses 431 119 - 119 - - Provision for loan losses 207 160 1 ,950 2,470 1,605 - Adjusted net incom e (loss) (Non-GAAP) $ 397 $ 335 $ (646) $ 825 $ (4,471) $ (2,535) Tangible book value is a non-GAAP based financial measure using non-GAAP based amounts. The most directly comparable GAAP based measure is book value per share. In order to calculate tangible book value per share, we divide tangible common equity, which is a non-GAAP based measure calculated as 30 common shareholders’ equity less intangible assets, by the number of shares of common stock outstanding. In contrast, the book value per share is calculated by dividing total common shareholder’ equity by the number of shares of common stock outstanding. Management uses tangible book value per share to assess our capital position and ratios. Tangible Book Value per Com m on Share (unaudited, dollars in thousands except share data) End of period balance sheet data March 31, 2021 Decem ber 31, 2020 Septem ber 30, 2020 June 30, 2020 March 31, 2020 Decem ber 31, 2019 Decem ber 31, 2018 Shareholders' equity $ 43,081 $ 40,334 $ 35,266 $ 34,891 $ 34,373 $ 36,873 $ 34,430 Goodwill and other intangible assets 1,364 1,371 1,378 1,385 1,393 1,402 1 ,436 Tangible com m on equity (num erator) $ 41,717 $ 38,963 $ 33,888 $ 33,506 $ 32,980 $ 35,471 $ 32,994 Com m on shares outstanding (denom inator) 4,968,089 4,967,089 4,545,297 4 ,545,297 4,545,297 4,545,297 3,696,438 Tangible book value per com m on share $ 8.40 $ 7.84 $ 7.46 $ 7.37 $ 7.26 $ 7.80 $ 8.93 30 30Non-GAAP Reconciliation This presentation contains financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including tangible book value, pre-provision net (loss) income and allowance for loan losses as a percentage of total loans excluding federally guaranteed loans. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance and believes that presentation of these measures provides useful supplemental information to investors. These non-GAAP disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Adjusted net incom e (loss) non-GAAP reconciliation: (unaudited, dollars in thousands) Three Months Ended Three Months Ended Three Months Ended Year Ended Year Ended Year Ended March 31, 2021 Decem ber 31, 2020 March 31, 2020 Decem ber 31, 2020 Decem ber 31, 2019 Decem ber 31, 2018 Net (loss) incom e before taxes (GAAP) $ (241) $ 56 $ (2,596) $ (1,764) $ (6,076) $ (2,535) Adjustm ents: Merger expenses 431 119 - 119 - - Provision for loan losses 207 160 1 ,950 2,470 1,605 - Adjusted net incom e (loss) (Non-GAAP) $ 397 $ 335 $ (646) $ 825 $ (4,471) $ (2,535) Tangible book value is a non-GAAP based financial measure using non-GAAP based amounts. The most directly comparable GAAP based measure is book value per share. In order to calculate tangible book value per share, we divide tangible common equity, which is a non-GAAP based measure calculated as 30 common shareholders’ equity less intangible assets, by the number of shares of common stock outstanding. In contrast, the book value per share is calculated by dividing total common shareholder’ equity by the number of shares of common stock outstanding. Management uses tangible book value per share to assess our capital position and ratios. Tangible Book Value per Com m on Share (unaudited, dollars in thousands except share data) End of period balance sheet data March 31, 2021 Decem ber 31, 2020 Septem ber 30, 2020 June 30, 2020 March 31, 2020 Decem ber 31, 2019 Decem ber 31, 2018 Shareholders' equity $ 43,081 $ 40,334 $ 35,266 $ 34,891 $ 34,373 $ 36,873 $ 34,430 Goodwill and other intangible assets 1,364 1,371 1,378 1,385 1,393 1,402 1 ,436 Tangible com m on equity (num erator) $ 41,717 $ 38,963 $ 33,888 $ 33,506 $ 32,980 $ 35,471 $ 32,994 Com m on shares outstanding (denom inator) 4,968,089 4,967,089 4,545,297 4 ,545,297 4,545,297 4,545,297 3,696,438 Tangible book value per com m on share $ 8.40 $ 7.84 $ 7.46 $ 7.37 $ 7.26 $ 7.80 $ 8.93 30 30